EXHIBIT 16.1

[Letterhead of Arthur Andersen LLP]

June 24, 2002

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir/Madam:

The representations made in this letter are based solely on discussions with and representations from the engagement partners on the audits of the financial statements of this registrant for the two most recent fiscal years. Those individuals are no longer with Arthur Andersen LLP.

We have read paragraph 1 of Item 4 included in the Form 8-K dated June 24, 2002 of Interlink Electronics, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein.

Very truly yours,

/s/ ARTHUR ANDERSEN LLP
Arthur Andersen LLP

Copy to Mr. Paul Meyer, Chief Financial Officer